EXHIBIT 21

SUBSIDIARIES OF GENUFOOD ENERGY ENZYMES CORP.

The following entities are 100% owned subsidiaries of the registrant:

Entity Name	Jurisdiction

GEEC Enzymes (S) Pte Ltd (Singapore)	Singapore
Genufood Enzymes Lanka (Private) Limited	Sri Lanka
Genufood Enzymes (Thailand) Co., Ltd.	Thailand